June 20, 2025

Robert D   Loren
Chief Executive Officer
XCel Brands, Inc.
550 Seventh Ave, 11th Floor
New York, NY 10018

       Re: XCel Brands, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 6, 2025
           CIK No. 0001083220
Dear Robert D   Loren:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise the cover page to explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for
       guidance. To the extent that the price will be set at a significant discount to the current market price, as referenced in your risk factors, please also revise the cover page to highlight the size of the discount and the attendant risks to shareholders.
Exhibit Index, page 51

2.     Please file the Form of Pre-Funded Warrant, Engagement Agreement with
Maxim
       Group LLC, and legal opinion as exhibits. Refer to Item 601 of Regulation S-K.
 June 20, 2025
Page 2

General

3. If you are eligible and elect to incorporate by reference per Item 12 of Form S-1, please specifically incorporate by reference all documents required to be incorporated by Item 12, including Item 12(a)(2).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Brad L. Shiffman